Term Sheet

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 9, 2020

Registration No. 333-230993

Pacific Premier Bancorp, Inc.

$150,000,000

5.375% Fixed-to-Floating Rate Subordinated Notes due June 15, 2030

PRICING TERM SHEET

Issuer:	Pacific Premier Bancorp, Inc. (Nasdaq: PPBI)

Security:	5.375% fixed-to-floating rate subordinated notes due June 15, 2030 (the “Notes”)

Security Rating:*	BBB by Kroll Bond Rating Agency

Principal Amount:	$150,000,000

Pricing Date:	June 9, 2020

Settlement Date:	June 15, 2020 (T+4)

Stated Maturity Date:	June 15, 2030

Interest Payment Dates:

Interest on the Notes will be payable semi-annually in arrears on December 15 and June 15 of each year through but excluding  June 15, 2025.  If any interest payment date on or before June 15, 2025 is not a business day, then such date will nevertheless be an interest payment date but the interest on the Notes will be paid on the next succeeding business day (without adjustment in the amount of the interest paid).  Thereafter, interest on the Notes will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year through the Stated Maturity Date, unless in any case previously redeemed.  If any interest payment date after June 15, 2025 that would otherwise be an interest payment date is not a business day, then the next succeeding business day will be the applicable interest payment date and interest on the Notes will be paid on such next succeeding business day, unless such day falls in the next calendar month, in which case the interest payment date will be brought forward to the immediately preceding day that is a business day.

The first interest payment will be made on December 15, 2020.

Interest Rate:

The Notes will bear interest (i) from, and including, the original issue date to, but excluding, June 15, 2025, at a fixed rate equal to 5.375% per year and (ii) from, and including, June 15, 2025, at an annual floating rate equal to the  Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the preliminary prospectus supplement under “Description of the Notes—Interest Rate and Interest Payment Dates”), as determined on the determination date for the applicable interest period, plus 517 basis points; provided, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Day Count Convention:	30/360 to but excluding June 15, 2025, and, thereafter, a 360-day year and the number of days actually elapsed.

Redemption:

Subject to obtaining prior regulatory approval, to the extent that such approval is then required, the Issuer may, at its option, beginning with the Interest Payment Date of June 15, 2025, and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.  Any partial redemption will be made by lot in accordance with DTC’s applicable procedures.

In addition, in certain circumstances the Issuer may have the option to redeem the Notes, in whole but not in part, upon the occurrence of events described in the prospectus supplement under the heading “Description of the Notes—Optional Redemption and Redemption Upon Special Events” at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Subordination:	The Notes will be subordinate in right of payment to all senior indebtedness of the Issuer, as described in the preliminary prospectus supplement and the accompanying prospectus.

Price to Public:	100% of Principal Amount

Use of Proceeds:

General corporate purposes, which may include the payment of dividends, providing capital to support our organic growth or growth through strategic acquisitions, capital expenditures, financing investments, repayment or redemption of outstanding indebtedness, repurchasing shares of our common stock and for investments in the Bank as regulatory capital.

Denominations:	$2,000 minimum denomination and $1,000 integral multiples thereof.

CUSIP / ISIN:	69478X AE5 / US69478XAE58

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

Co-Manager:	D.A. Davidson & Co.

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement, the final prospectus supplement (when available) and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019 or by calling 1-800-966-1559.

Capitalized terms used but not defined in this pricing term sheet have the meanings given to them in the preliminary prospectus supplement. This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this pricing term sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein.